State of Delaware
Secretary of State
Division of Corporations
Delivered 04:56 PM 09/17/2020
FILED 04:56 PM 09/17/2020
SR 20207336837 - File Number 3670749

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Swingman Thoroughbred Corp. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Swingman Thoroughbred Corp. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

"The total number of shares of stock which the corporation is authorized to issue is 29,999 shares of common class A stock having a par value of $.01 per share and 1 share of common class B stock having a par value of $.01 per share."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Swingman Thoroughbred Corp. has caused this certificate to be signed by an authorized officer, this 17th day of September, 2020.

BY: John Hall -Signature

Name: John Hall -please print
Authorized Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:50 PM 09/15/2020
FILED 04:50 PM 09/15/2020
SR 20207287405 - File Number 3670749

CERTIFICATE OF INCORPORATION
OF
Swingman Thoroughbred Corp.

FIRST: The name of the corporation is: Swingman Thoroughbred Corp. (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The Corporation is authorized to issue a total number of shares of 30,000 shares having a par value of $0.0100000 per share. All shares shall be common shares and of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors (the "Board"), and the directors comprising the Board (the "Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., the mailing address of which is 16192 Coastal Highway, Lewes, Delaware 19958.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this September 15, 2020.

Signed and Attested to by: _Michael J. Bell_

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President



STATEMENT OF INCORPORATOR

****

IN LIEU OF ORGANIZATIONAL MEETING
FOR
Swingman Thoroughbred Corp.
September 15, 2020

We, Harvard Business Services, Inc., the incorporator of Swingman Thoroughbred Corp. -- a Delaware Corporation -- hereby adopt the following resolution:

Resolved: That the Certificate of Incorporation of Swingman Thoroughbred Corp. was filed with the Secretary of State of Delaware on September 15, 2020.

Resolved: That on September 15, 2020 the following persons were appointed as the initial directors of the Corporation until their successors are elected and qualify:

John Lawrence Hall

Joseph DePerio

George E Hall

Resolved: That the bylaws included with this resolution are the initial bylaws approved by the incorporator.

Resolved: That the Secretary of the Company is hereby authorized and directed to execute a certificate of adoption of the bylaws or repeal the initial bylaws and create a custom set of bylaws to be adopted and approved by the directors.

Resolved: The powers of this incorporator are hereby terminated, and said incorporator shall no longer be considered a part of the body corporate of the above named corporation.

This resolution shall be filed in the minute book of the company.

Michael J. Bell

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President